Mail Stop 3561


									October 13, 2005




Mr. Rodney C. Sacks
Chairman of the Board and Chief Executive Officer
Hansen Natural Corporation
1010 Railroad Street
Corona, California 92882


		RE:	Hansen Natural Corporation
			Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended June 30, 2005 Filed March 16, 2005 and August 9, 2005
			File No.  0-18761

Dear Mr. Sacks:

		We have reviewed your responses in your letter dated September 16, 2005 and have the following additional comments.

		We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004


Notes to Consolidated Financial Statements

General

1. In response to comment 6 in our letter dated June 9, 2005 you indicated that you exclude the costs of your distribution network from costs of sales. In our comment we requested that you disclose the amounts of distribution network costs included in line items other than costs of sales for each period presented. Your omission of the quantification of excluded costs suggested that their exclusion from costs of sales would not inhibit a reader`s ability to compare your gross margins with others in your industry. Based on information on page 0000009 of your reporting package it appears that distribution network costs are material to an understanding of your gross margin relative to others in your industry that include distribution network costs in costs of sales. Please tell us how you intend to revise your future filings. We would not object to quantification in MD&A of distribution network costs excluded from costs of sales in lieu of note disclosure.

2. We read your response to comment 1 in our letter dated August
1,
2005. We do not object to your determination that you have two reportable segments as of June 30, 2005. However, in light of the significant difference between the economic characteristics of the DSD and Warehouse segments, tell us how you determined that it was unnecessary to amend your Form 10-K to provide the revised segment information in an audited note for all periods presented. The facts and circumstances in this instance appear inconsistent with prospective revision contrary to our initial expectation.

3. We read your response to comment 2 in our letter dated August
1,
2005 and we re-issue part of our previous comment. You have not provided the disclosures by product line as part of your reportable segment disclosures as required by paragraph 37 of SFAS 131. The disclosures should identify products from which each reportable segment derives its revenue and should mirror the financial information used to prepare your general-purpose financial statements. Disclosing revenues by reportable segment is not a substitute for the SFAS 131 product line revenue disclosures when reportable segments derive revenues from multiple product lines. We assume that product line revenue disclosures would be required for major product lines and groups of similar products consistent with your "Gross Sales by Product Line" report. If you believe that other product line revenue disclosures are more appropriate, please advise.

Form 10-Q for the Quarter Ended June 30, 2005

Item 4. Control and Procedures, page 33

4. Please revise your future disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item
308(c) of Regulation S-K. Please also confirm to us, if true, that there were no changes in your internal controls and procedures over financial reporting for the period covered by your Form 10-Q and Form
10-K. If there were changes in controls requiring disclosure in accordance with Item 308(c) of Regulation S-K please revise your Form
10-Q and/or Form 10-K accordingly.

5. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule
13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective "to ensure that material information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." Please confirm for us, if true, that the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e). Revise future filings accordingly.

		As appropriate, please respond to these comments within
10
business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Rodney C. Sacks
Hansen Natural Corporation
October 13, 2005
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